SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 28TH, 2018

DATE, TIME AND PLACE: March 28th, 2018, at 10 a.m., at TIM Participações S.A.’s (“Company”) head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Enrico Barsotti, Herculano Aníbal Alves, Mario Di Mauro, Nicoletta Montella, Piergiorgio Peluso, Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the Enterprise Risk Management (“ERM”) Policy of the Company; (4) To resolve on the definition of the Risk Appetite of the Company (Enterprise Risk Management - ERM); (5) To approve the internal audit’s annual plan for the year of 2018 (April 1st, 2018 to March 31st, 2019); (6) Presentation on climate survey; (7) To resolve on the Company’s independent auditors agreement.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), on its meeting held on March 27th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), on its meeting held on March 27th, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Approved the review of the Enterprise Risk Management (“ERM”) Policy of the Company, according to the proposal presented and based on the favorable evaluation of the CCR registered at its meeting held on March 27th, 2018.

(4) Approved the Company’s definition of risk tendency (Risk Appetite), under the Risk Management Program for 2018, according to the material presented by Messrs. Adrian Calaza, Chief Financial Officer of the Company, and Gustavo Brantes, representative of the Risk Management area, based on the favorable evaluation of the CAE and CCR registered at their respective meetings held on March 27th, 2018.

(5) Approved the internal audit’s annual plan for the period from April 1st, 2018 to March 31st, 2019, according to material presented by Mr. Alberto Ragazzini, Director of the Internal Audit area and based on the favorable evaluation of the CAE registered at its meeting held on March 27th, 2018.

(6) Mr. Giovane Costa, Director of the Company's Human Resources area, and Ms. Carolina Paiva, representative of the Company’s People Caring & Internal Communications area, presented the material about the results of the climate survey carried out with the Company's employees.

(7) Based on the material presented and on the favorable evaluation of the CAE registered at its meeting held on December 11th, 2017, approved the agreement with PricewaterhouseCoopers ("PwC"), as the Company's independent auditor, for the provision of accounting audit service of the Company's financial statements for the year ending on December 31st, 2018, in replacement of BDO RCS Auditores Independentes S.S. ("BDO").

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Enrico Barsotti, Herculano Aníbal Alves, Mario Di Mauro, Nicoletta Montella, Piergiorgio Peluso, Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 28th, 2018.

JAQUES HORN

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 28, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.